Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

August 27, 2008

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

[redacted]

08004641

Dear Mr. Dudek:

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letter to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated August 27, 2008 accompanied with the Limited Review Report certified by the Auditors of the Company for the quarter ended June 30, 2008.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Company Secretary

Encl: As above

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

August 27, 2008

Shri S Subramanian
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 532709

Dear Sirs,

Sub : Limited Review Report for the quarter ended June 30, 2008

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose a copy of the Limited Review Report for the quarter ended June 30, 2008, duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Company Secretary

Encl: As above

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

August 27, 2008

The Manager
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2658 8237/38
NSE Symbol : RNRL

Dear Sirs,

Sub : Limited Review Report for the quarter ended June 30, 2008

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose a copy of the Limited Review Report for the quarter ended June 30, 2008, duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Company Secretary

Encl: As above

PATHAK H.D. & ASSOCIATES
(Regd.)

Chartered Accountants

LIMITED REVIEW REPORT FOR THE QUARTER ENDED JUNE 30, 2008

TO THE BOARD OF DIRECTORS OF RELIANCE NATURAL RESOURCES LIMITED

1. We have reviewed the accompanying statement of "Unaudited Financial Results for the Quarter ended June 30, 2008" (the statement) of Reliance Natural Resources Limited prepared by the Company pursuant to Clause 41 of the listing agreement with the stock exchanges in India, which has been initialed by us for identification purposes. The Statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

2. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of Company personnel responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards followed in India, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

3. Based on the limited review carried out by us of the results for the quarter ended June 30, 2008, nothing has come to our notice that causes us to believe that the statement has –

   a. not been prepared in accordance with the applicable accounting standards and other recognized accounting practices and policies;

   b. not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For PATHAK H. D. & ASSOCIATES
Chartered Accountants

PATHAK H. D. & ASSOCIATES
MUMBAI
CHARTERED ACCOUNTANTS

PARAG D. MEHTA
Partner
Membership No.113904

Place: Mumbai
Date : July 25, 2008

END